Mail Stop 3561

March 3, 2010

George C. Critz, III, President
Stonecrest One, Inc.
605 Bonita Way
Prescott, Arizone 86301

    RE: **Stonecrest One, Inc.**
          Annual Report on Form 10-K for
          Fiscal Year Ended June 30, 2009
          Filed September 28, 2009;
          Form 10-Q for the Quarter Ended
          September 30, 2009
          File No. 0-53305

Dear Mr. Critz:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 15

1. Please revise to provide a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management

    2. Please identify the control person(s) for each entity listed in the table.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page F-1

    3. Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (March 5, 2008) through June 30, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Exhibits

    4. Please revise your list of exhibits to identify all of those exhibits required to be included as set forth in the exhibit table of Item 601 of Regulation S-K. See for guidance Compliance and Disclosure Interpretation Question 146.02.

Signatures, page 22

    5. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please revise to specifically indicate that your controller or principal accounting officer has signed the form. See Instruction D(2)(b) to Form 10-K.

Form 10-Q for the Quarter Ended September 30, 2009

General

    6. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Raj Rajan, accountant, at (202) 551-3388 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director